UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 16, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a press release issued by Apex announcing that Apex has received the “Best Wealth Management Company” award for the fourth consecutive year in FinTech Breakthrough’s annual FinTech Breakthrough Awards. Attached as Exhibit 99.2 to this Current Report on Form 8-K is a transcript of FT Partners’ interview of William Capuzzi, the Chief Executive Officer of Apex, which will be posted on ftpartners.com. Attached as Exhibit 99.3 to this Current Report on Form 8-K is an article published on dallasinnovates.com, which discusses the business combination and which Apex intends to post on its corporate website.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN NORTHERN STAR’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press Release.

99.2	Interview Transcript.

99.3	Article.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles Chief Executive Officer

Exhibit 99.1

APEX CLEARING NAMED “BEST WEALTH MANAGEMENT COMPANY” FOR FOURTH

CONSECUTIVE YEAR IN ANNUAL FINTECH BREAKTHROUGH AWARDS

DALLAS, TX (March 16, 2021) – Apex Clearing Corporation (“Apex” or the “Company”), the fintech for fintechs powering innovation and the future of digital wealth management, today announced that it has received the “Best Wealth Management Company” award for the fourth consecutive year in FinTech Breakthrough’s annual FinTech Breakthrough Awards, the organization’s prestigious awards program which recognizes the top companies and products in the global financial services and technology industry today.

“At Apex, our ultimate goal is to break down the barriers to investing by creating seamless, comprehensive, technology-based solutions that are tailored to meet our clients’ – and their customers’ – unique trading objectives,” said Bill Capuzzi, CEO of Apex Clearing. “It’s both refreshing and humbling to see our hard work validated once again by FinTech Breakthrough as we continuously strive to deliver the flexible and modern investing experience traders deserve.”

Apex is the fast, secure and reliable digital custody and clearing platform leading the transformation of the financial services industry. The company currently services 200 clients globally, representing more than 14 million customer accounts, which include online brokerages, traditional wealth managers, wealth-tech, professional traders and consumer brands, among others. Through instant account opening and funding, execution of trades across a wide array of asset classes, streamlined digital asset movements, as well as trade settlement and the safekeeping of customer assets, Apex provides its clients with the platform, access and scalability to close the gaps in wealth management.

“Apex delivers unparalleled speed, efficiency and flexibility to firms ranging from innovative start-ups to blue-chip brands,” said James Johnson, Managing Director, FinTech Breakthrough. “We carefully review nominations from innovative firms across the world, but Apex’s mission to democratize wealth management and the technology they harness in that endeavor makes them stand out above the rest. We extend our sincere and well-deserved congratulations to the entire team for winning this competitive award for the fourth year in a row.”

The FinTech Breakthrough Awards is the premier awards program founded to recognize the FinTech innovators, leaders and visionaries from around the world in a range of categories, including Digital Banking, Personal Finance, Lending, Payments, Investments, RegTech, InsurTech and many more. The fifth annual FinTech Breakthrough Awards program attracted more than 3,850 nominations from across the globe.

On February 22, 2021, Apex Clearing Holdings LLC, the holding company of Apex Clearing Corporation, entered into a definitive merger agreement with Northern Star Investment Corp. II (“Northern Star”) (NYSE: NSTB), a publicly traded special purpose acquisition company. As a result, Apex is expected to become a publicly listed company on the New York Stock Exchange under the new ticker symbol, “APX”.

####

ABOUT APEX CLEARING CORPORATION

Apex Clearing is the fintech for fintechs powering innovation and the future of digital wealth management. Our proprietary enterprise-grade technology delivers speed, efficiency, and flexibility to firms ranging from innovative start-ups to blue-chip brands focused on transformation to capture a new generation of investors. We help our clients provide the seamless digital experiences today’s consumers expect with the throughput and scalability needed by fast-growing, high-volume financial services businesses. Founded in 2012, Apex Clearing is registered with the SEC, a member of FINRA and a participant in SIPC.

For more information, visit the Apex Clearing website, and follow the on Instagram, LinkedIn, and Twitter.

ABOUT FINTECH BREAKTHROUGH

Part of Tech Breakthrough, a leading market intelligence and recognition platform for technology innovation and leadership around the globe, the FinTech Breakthrough Awards program is devoted to honoring excellence in Financial Technologies and Services companies and products. The FinTech Breakthrough Awards provide public recognition for the achievements of FinTech companies and products in categories including Payments, Personal Finance, Wealth Management, Fraud Protection, Banking, Lending, RegTech, InsurTech and more. For more information visit FinTechBreakthrough.com.

PARTICIPANTS IN THE SOLICITATION

Northern Star, Apex and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Northern Star in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s Final Prospectus dated January 25, 2021, filed with the SEC on January 27, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD LOOKING STATEMENTS

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this press release. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

CONTACTS

Investors:

(214) 765-1595

IR@Apexclearing.com

Media:

Jonathan Gasthalter/Carissa Felger

Gasthalter & Co.

(212) 257-4170

ApexClearing@gasthalter.com

Exhibit 99.2

Filed under Rule 425
under the Securities Act of 1933, as amended
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Filing by: Northern Star Investment Corp. II
Subject Company: Northern Star Investment Corp. II
File No. 001-39929

The following is FT Partners’ interview of William Capuzzi, the Chief Executive Officer of Apex, which will be posted on ftpartners.com.

FT Partners Interview Questions – Bill Capuzzi, Apex Clearing

Apex powers some of the most prominent consumer FinTech brands including SoFi and Stash. Can you explain Apex’s core offerings? Why do firms choose to use Apex?

Apex is the “fintech for fintechs”, powering the future of digital wealth management. Our clients range from traditional wealth managers to wealth tech platforms. The unique advantage to working with Apex is that we do all the behind-the-scenes work, freeing our clients up to focus on their customer experience. In other words, we help our clients solve for the “how”, which enables you to focus on the “who” and “what” when it comes to running your business.

In 2020 Apex launched Apex Extend, a full-stack solution that allows FinTech companies and other non-financial institutions to easily offer investment capabilities to their customers. What benefits does this platform offer, and what might a typical use case be?

Apex Extend is a solution offering highly configurable front and middle office functions for launching and running an investing app with Apex. It’s an end-to-end solution, but on economics that can level the playing field and enable firms to compete in the zero-commission world.

This offering “extends” beyond our custodial roots (back office) into the front and middle offices as well. The front office encompasses advisor and investor interfaces and the middle office is typically the unseen layer of operations that deals with risk management, profit and loss, along with other business transactions.

Clients can choose from a variety of flexible, pre-built suites that serve a wide range of business models. For example, clients with expertise building consumer apps may opt for the middle-office extension in addition to the custody and clearing backend. This allows them to focus their resources on what they do best, while purchasing the other components out-of-the-box. Other clients who do not wish to build a complete user interface (UI) can opt for the full-stack.

Apex has helped its clients open over a million crypto trading accounts in 2021 already. Where are you seeing the demand for crypto come from? Do you expect crypto trading to become as widespread as equities? How do you see this market playing out?

The demand for crypto is growing in the marketplace. As more establishments start to accept crypto as a payment, it is beginning to legitimize and become more mainstream.

Crypto is a global currency without borders defined by geography, or politics – and available 24/7/365. While we do see crypto trading heading the direction of equities, it is still not as pervasive. There is potential for cryptocurrency in many possible directions, and we see prospective benefit from the payments/decentralized finance space.

Important Disclosures: Trading in cryptocurrencies is not suitable for all investors and can result in substantial losses, including most if not all of your investment. Cryptocurrencies carry significant risks, including highly volatile markets, inconsistent valuations, cybersecurity events, potential market manipulation, and relatively high fees. Additionally, cryptocurrency exchanges and other intermediaries are not subject to the same regulatory scrutiny as securities and futures exchanges, nor are cryptocurrency accounts protected by SIPC coverage or the FIDC. Apex Clearing is a member of FINRA, NYSE, SIPC. Certain services referenced herein are provided through partnerships between Apex Clearing Corporation and third parties. Cryptocurrency trading is offered through Apex Crypto.    For more information, please visit: https://apexcrypto.com/assets/docs/apex-crypto-risk-disclosures.pdf

Apex Crypto © 2021

We have obviously had some extreme market volatility recently with a few stocks like GameStop exploding to the upside and then subsequently falling sharply. How has Apex been able to navigate this volatility? Do you think new regulatory reforms are needed in order to prevent such extreme volatility?

Apex has strong expertise in managing risk and takes the appropriate course of action needed to protect our clients and their customers during extreme market volatility.

How do you think about Apex’s overall market opportunity? What new markets do you plan to enter?

We have a large and expanding addressable market due in part to the generational wealth transfer reshaping the industry. There is said to be more than $68 trillion of wealth that will be shifting hands over the next 10-15 years (CNBC/Cerulli). This money in motion, from the oldest generations to the younger digital natives, is going to require enormous re-thinking about how money is managed.

We believe that Apex is uniquely positioned to benefit from this wealth transfer as we offer the “go-to” solutions for the current and yet to be launched digital wealth management apps that are the natural beneficiaries of this anticipated wealth transfer. Digital natives are more likely to engage here versus their elder’s traditional advisor.

Apex recently announced that it will become a publicly traded company through a merger with Northern Star Investment Corp. II. Why did you decide to pursue the SPAC route as opposed to an IPO or another transaction such as a sale to a strategic? Why did you choose Northern Star as your partner vs. other SPACs out there?

This is a tremendous time of growth and opportunity for Apex, and the time to move forward with a transaction is now. Our clients are growing rapidly, and we are growing our business to support them. Our decision to go public via a SPAC over other options was also influenced by an immediate personal and professional connection with Joanna Coles and Jon Ledecky. They bring tremendous digital, financial, marketing, and operational expertise that we believe will be highly additive to our business as we continue to grow.

A SPAC made the most sense for our business at this inflection point, as we expect to receive up to $850 million of gross cash proceeds that can be used to support our strategic initiatives. Specifically, the funding will enable us to:

•	Continue to build out our platform as our services increase in demand;

•	Innovate offerings for our current and future clients; and

•	Pursue accretive M&A opportunities.

We chose Northern Star due to the strength and track-record of the sponsor. It was also very important for Apex to find a partner that understands the opportunity and who appreciates the cadence and potential of our growth trajectory over the long-term. Northern Star has that long term perspective.

As a public company, you have suggested that Apex is likely to become more acquisitive. Are there any specific areas you may look to acquisitions to help drive growth?

We will continue to drive more digital disruption, innovation, and strategic acquisitions. Vertically, there are several tools we have always used vendors for, that we think of as part of our core offering, and would be easy bolt-ons to help us bring more tools in-house. Horizontally, there are peripheral markets our clients are starting to look at as part of the natural convergence of financial services, not just investing, which could be interesting. Geographically, we see opportunities to expand our footprint.

Are there any other changes we should expect in your business under a public company structure?

As a public company, Apex will continue to have a strong balance sheet and a leading market position supported by best-in-class technology and powerful secular tailwinds. This is a tremendous time of growth and opportunity for Apex, and the time to move forward with a transaction is now. Our clients are growing rapidly, and we are growing our business to support them. This capital will support our continuing growth while we take advantage of what we view as a firehose of opportunity. No matter our focus on growth, our mission, vision and purpose will remain the same.

How has COVID-19 impacted your business?

Apex and its clients successfully navigated the market shocks that accompanied the Covid-19 pandemic. We have benefitted from the increased interest and demand in investing that has accompanied the pandemic, resulting in substantial growth. Of course, we’ve always prioritized the health and safety of our employees and are proud of our team’s ability to deliver for our clients during this time. The health and safety of our employees is and has always been our top priority.

What’s the long-term vision for Apex? We do you see the company over the next 5-10 years?

Apex is going to continue to innovate, put the client first, and create access for all investors everywhere. Existing investors expect their financial experience to mimic the digital shopping, or food ordering, or direction-finding experience they have on other apps. It is our mission to make investors’ financial experience as easy as their day-to-day routine digital experiences and we are not going to stop pushing and innovating until it is.

*******

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star will file a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination that Northern Star intends to file with the SEC, which will include a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Exhibit 99.3

Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 001-39929

The following article was published on dallasinnovates.com and will be posted on apexclearing.com:

Dallas’ Apex Clearing to Go Public Following Merger With Northern Star Investment Corp.

Apex, the local “fintech for fintechs,” has been valued at around $4.7 billion as part of the deal with special purpose acquisition company Northern Star.

BY ALEX EDWARDS • FEB 22, 2021

Apex Clearing Holdings LLC, the Dallas-based fintech behind a custody and clearing engine that’s powering the future of digital wealth management, has entered into a definitive merger agreement with Northern Star Investment Corp. II, a ‘blank check’ special purpose acquisition company.

With the closing of the transaction, Apex is expected to go public. The company would become listed on the New York Stock Exchange under the ticker symbol APX.

The deal with Northern Star gives Apex a total enterprise value of around $4.7 billion post-money. Once complete, it’s expected to provide up to $850 million of gross cash proceeds, according to a statement.

Apex’s digital solutions and products act as the infrastructure for an addressable market of more than $100 trillion in assets. To date, the company has provided custody for $14 billion in new assets, powered innovation for more than 200 clients, and opened more than 13 million customer accounts. In 2021 alone, it has already opened 3.2 million accounts, more than 1 million of them being crypto.

Described as the “fintech for fintechs,” Apex offers a secure, reliable digital custody and clearing platform that aims to drive transformation of the financial services industry. Apex Clearing gives clients—online brokerages, traditional wealth managers, wealth-tech, professional traders, and more—the ability to instantly open and fund an account, execute trades across a variety of asset classes, and streamline how to move digital assets.

The end goal? To bring financial services into the 21st century and make investing accessible for everyone.

“Apex combines modern technology, operational excellence, risk management, compliance and discipline to deliver dynamic, seamless and secure custody and clearing solutions for our global clients. Today, our business encompasses a comprehensive platform applying these founding principles to the full financial services spectrum,” Apex CEO William Capuzzi said in a statement.

“We are in the first inning of the digital revolution in financial services, and our merger with Northern Star will provide Apex with the resources and flexibility to accelerate our growth, scale our platform, and expand our offerings and market share alongside our clients.”

Last year, Apex generated operating revenues of around $236 million and adjusted EBITDA of about $86 million. The team plans to use proceeds from the deal to accelerate and support the build-out of their digital infrastructure platform. Its parent company is PEAK6, a financial technology company headquartered in Chicago.

When the Northern Star merger is complete, Capuzzi and Apex President Tricia Rothschild will remain in their current roles at the combined company. Joanna Coles, the chairwoman and CEO at Northern Star, will join the combined company’s Board of Directors.

“Apex is the independent, invisible architecture that has helped launch many of the most notable fintech disruptors of our time, enabling the frictionless experiences we have all come to expect when interfacing with digital investing products,” Coles said in a statement. “Apex is at the nexus of the digital financial services revolution and is poised to thrive amid the powerful secular tailwinds and generational shift towards digitization of investment management.”

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Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star will file a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination that Northern Star intends to file with the SEC, which will include a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.